

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 17, 2011

via U.S. mail and facsimile

Crit S. DeMent, CEO
LEAF Asset Management, LLC
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

>   **RE: LEAF Equipment Finance Fund 4, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed April 2, 2010**
>   **Forms 8-K filed May 24, 2010, August 23, 2010 and February 1, 2011**
>   **Form 10-Q/A No. 1 for the Fiscal Quarter Ended June 30, 2011**
>   **Form 10-Q/A No. 1 for the Fiscal Quarter Ended September 30, 2011**
>   **File No. 0-53667**

Dear Mr. DeMent:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief